

June 13, 2012

Via E-mail
Sunil S. Karkera
Chief Financial Officer
GeoGlobal Resources Inc.
Suite #200, 625 – 4th Avenue SW
Calgary, Alberta T2P 0K2

> **Re: GeoGlobal Resources Inc.**
> **Registration Statement on Form S-3**
> **Filed May 24, 2012**
> **File No. 333-181673**

Dear Mr. Karkera:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on your prospectus cover page that the prospectus covers the sale of shares of your common stock that were issued in connection with a private placement transaction that closed on May 17, 2012. We also note that your disclosure at page 7 suggests that you are registering the resale of shares of outstanding common stock and shares of common stock underlying convertible securities. Please clarify throughout your filing whether you are registering both the resale of shares of outstanding common stock and the resale of shares of common stock underlying convertible securities. Please also clarify, if true, that

such convertible securities are the warrants issued in connection with your May 2012 private placement.

Selling Stockholders, page 7

2.	We note your disclosure at page 10 that the selling stockholders have informed the company that they are not registered broker-dealers and do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares. Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business. If not, you must indicate that such selling shareholder is an underwriter.

Exhibit 5

3.	We note that the legality opinion states that the shares are validly issued, fully paid and non-assessable. If you are registering both the resale of shares of outstanding common stock and the resale of shares of common stock to be issued upon exercise of the warrants, please obtain and file a legality opinion that addresses the legality of the shares of common stock to be issued upon exercise of the warrants. Please refer to comment 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Andrew J. Foley, Esq.